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                                                                      EXHIBIT 28

NEWS RELEASE



CONTACT:  CNA                                           Capsure Holdings
          ---                                           ----------------
          Roger Morris (Media)                          Mary Jane Robertson
          312-822-4195                                  770-668-1216

          Deborah Kamp (Analyst)
          312-822-7752



                             FOR IMMEDIATE RELEASE



                      CNA AND CAPSURE HOLDINGS AMEND TERMS
                    FOR FORMATION OF CNA SURETY CORPORATION

CHICAGO, ILLINOIS, JULY 14, 1997 -- CNA (NYSE:CNA) and Capsure Holdings Corp. (NYSE:CSH) today announced an amendment to their previously executed definitive agreement to form CNA Surety Corporation, which will be the largest surety company in the United States.

The amendment includes, among other items, (i) the payment of a cash dividend to the stockholders of Capsure, (ii) a post closing exchange ratio adjustment mechanism, and (iii) changes to the terms of one of the reinsurance agreements to be entered into by the insurance subsidiaries of CNA and CNA Surety.

Shortly after the closing date, CNA Surety will pay an estimated $9.0 million cash dividend ($0.57 per share based upon the 15,850,245 Capsure shares outstanding as of June 30, 1997) to the stockholders of Capsure as of the closing date, based on an estimated mid-September closing date. The dividend has a $58,600 per diem component that will cause the actual dividend to be paid to increase/decrease in the event the closing date is later/earlier than estimated.

The exchange ratio will be adjusted on March 31, 1998 if the 1997 net written premiums of Capsure or of CNA's surety businesses deviate from specified levels. Adjustments to the exchange ratio, if any, will be effected through the surrender or issuance of shares by or to CNA. In the event CNA is to surrender stock, such stock will be surrendered to CNA Surety and in the event CNA Surety stock is to be issued to CNA, CNA Surety will



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CNA and Capsure
July 14, 1997
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issue such stock to CNA.  The range of CNA's ownership percentage resulting from an adjustment, if any, is from 53.87% to 63.53%, assuming CNA neither acquires nor disposes of any of its CNA Surety shares and the number of outstanding shares of CNA Surety remains unchanged between the closing and March 31, 1998.
As of the closing date, CNA's stockholdings in CNA Surety will represent 61.75% of the total outstanding shares. The negotiation of the exchange ratio adjustment mechanism was in response to an unexpected decline in the first quarter 1997 premium volume of the CNA surety operations relative to targeted levels. CNA's surety premiums are subject to quarterly fluctuations due to CNA's focus on larger contract accounts and the success and timing of contractors being awarded new business. For the second quarter of 1997, CNA's surety premiums were close to targeted levels.

The continued strong underwriting results in CNA's surety operations are reflected in an expanded loss ratio guarantee agreed upon in the amendment.
The agreement allows the new CNA Surety Corporation to participate in these results through lower loss ratio guarantees and broader account coverage in the Aggregate Stop Loss Reinsurance Contract.

Consummation of the acquisition is subject to the receipt of Capsure stockholder approval as well as insurance regulatory approval. "We are very pleased to have resolved the matters addressed by the amendment and we all look forward to an estimated September closing of the transaction," said Bruce
A. Esselborn, president of Capsure.

"CNA continues to be pleased with the underwriting results and profitability of its surety operations. The operating units of Western Surety, Universal Surety and CNA Surety are ready to begin building on the past successes of the individual companies," said Mark C. Vonnahme, president and CEO, CNA Surety Corporation. "As a leader in the surety industry, we will be offering our many producers the broadest range of products in the business today."

CNA Surety, through Western Surety Company, Universal Surety of America and Surety Bonding Company of America, will be the largest surety company in the United States following the merger of Capsure Holdings Corp. and CNA Surety Corporation.

CNA is the registered service mark and trade name of CNA Financial Corporation.

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